Exhibit 12.1

The following table shows the ratios of earnings to fixed charges for Deutsche Telekom, which are computed based on financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the years ended December 31, 2008, 2007, 2006, 2005 and 2004.

Deutsche Telekom AG
Computation of Ratio of Earnings to Fixed Charges, IFRS
(Amounts in million Euros, except for ratio of earnings to fixed charges)

	For the year ended December 31,

	2008	2007	2006	2005	2004
Pre-tax income (loss) from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees	3,831	2,417	2,606	6,084	3,667
Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	3,384	3,175	3,156	3,145	3,945
Estimated interest portion of rents	670	597	542	534	448
	4,054	3,772	3,698	3,679	4,393
Pre-tax income (loss) from continuing operations before adjustment for minority interest in consolidated subsidiaries or loss from equity investees plus fixed charges	7,885	6,189	6,304	9,763	8,060
Ratio of earnings to fixed charges	1.9	1.6	1.7	2.7	1.8